File Number: 57832-20

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

October 23, 2008

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Ms. Laura Nicholson

Dear Sirs/Mesdames:

Nord Resources Corporation
Form SB-2 filed October 19, 2007, as amended
on November 26, 2007, December 17, 2007 and
October 6, 2008 (the “Registration Statement”)
SEC File No. 333-146813

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) with respect to the Registration Statement.

The Company has caused Post Effective Amendment No. 3 to the Registration Statement to be filed with the United States Securities and Exchange Commission (the “Commission”) via the EDGAR system on Form S-1 (the “Amendment”). We enclose with this letter two copies of the Amendment, plus two copies of the document redlined to show the changes from the previous filing.

The Company has caused the Amendment to be filed for the purposes of:

1.	responding to certain verbal comments of Commission Staff with respect to changes required to be made on the face page of the Amendment; and

2.	updating the Selling Stockholder table and related disclosure to reflect the exercise of a total of 460,000 common stock purchase warrants by two of the selling stockholders.

We trust that you find the foregoing to be in order. If you require further information or have any questions, please contact the undersigned at (604) 691-7493.

Yours truly,

/s/ Herbert (Herb) I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Chuck McLane, CPA

cc:	Nord Resources Corporation
	Attention:	Erland A. Anderson
John T. Perry

cc:	Bikerman Engineering & Technology Associates, Inc.
	Attention:	David Bikerman